EXHIBIT 99.1

Till Capital Appoints Roger Loeb as Director

HAMILTON, Bermuda, Aug. 17, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the "Company" or "Till"), a Bermuda domiciled company, announces that its Board has appointed Roger Loeb as Director to replace Blair Shilleto, who resigned from the Board effective August 5, 2015. Mr. Loeb will stand for election to the Board at the Company's Annual General Meeting to be held October 15, 2015.

Mr. Loeb has been consulting to senior executive management for over 30 years, following a career as a senior corporate executive, where he held both technology strategy and line management responsibilities. He is President and CEO of The MarTech Group, Inc., Parker, CO, an organizational transformation and strategic technology consulting company he founded in 1984. Mr. Loeb and two partners are currently engaged by NeuStar, Inc. to guide the transition of the telephone Local Number Portability Administration service to a new provider.

From 2008 to 2014, Mr. Loeb was engaged by the Deputy Chief Information Officer (G6) of the Department of the Army for whom he provided "reality check" and "best practices" oversight of various high-profile enterprise-scale information technology implementations. The CIO team's most notable achievement during this period was the Army's successful migration to a single email service from roughly 1,000 separate email server instantiations. From 2003 to 2008 Mr. Loeb was engaged exclusively by the Office of the Chief Technology Officer, IBM Federal, holding the title of Executive Consultant, Strategic Transformation, and providing technology strategy counsel to senior executives of the U.S. Department of Defense and Intelligence agencies.

Mr. Loeb has been a significant contributor to the creation or improvement of industry-leading, technology-based service businesses in domains as diverse as commercial software, healthcare, non-profit membership associations, publishing, insurance, direct marketing, credit decisioning and risk assessment, customer relationship management, venture capital startups, stock trading, employee selection, commercial printing management, transportation, travel booking, advertising, and defensive cybersecurity. He has also served as an expert witness in successful lawsuits over failed software development projects.

Prior to founding The MarTech Group, Mr. Loeb was employed for 17 years by the A.C. Nielsen Co., Neodata Services Division, where he started as a computer programmer and retired as Vice-President and CIO. His innovations at Neodata were acknowledged to have completely transformed circulation management for the consumer magazine publishing industry. Mr. Loeb holds a B.S. degree in mathematics from the University of Wisconsin. He currently beneficially owns or directs 53,366 shares (1.5%) of the Company's outstanding stock.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.

CONTACT: For additional information:

         Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com